# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CION Ares Diversified Credit Fund, CIK 0001678124
CUSIP: 17260GA*4**
Title of class of securities: Mandatory Redeemable Preferred Shares
Address of issuer's principal executive offices: 100 Park Avenue, 25th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000009015

## Reporting persons
- BARINGS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,800,000; sole dispositive power 0; shared dispositive power 3,800,000; aggregate amount beneficially owned 3,800,000 (8.88% of the class)
  Comment: ** This filing relates to the following CUSIP numbers: 17260GA*4 (Series K) and 17260GA@2 (Series L).
  
  (1) Massachusetts Mutual Life Insurance Company ("MassMutual"), a Massachusetts corporation, is the direct beneficial owner of 1,280,000 Series K Mandatory Redeemable Preferred Shares ("Series K Shares") of CION Ares Diversified Credit Fund (the "Issuer") and 949,232 Series L Mandatory Redeemable Preferred Shares ("Series L Shares" and, together with Series K Shares, the "Shares") of the Issuer; MassMutual Ascend Life Insurance Company ("Ascend"), an Ohio corporation, is the direct beneficial owner of 320,000 Series K Shares and 320,000 Series L Shares; Martello Re Limited ("Martello Re"), a Bermuda limited company, is the direct beneficial owner of 211,540 Series L Shares; Banner Life Insurance Company ("Banner"), a Maryland corporation, is the direct beneficial owner of 528,844 Series L Shares; and William Penn Life Insurance Company of New York ("William Penn"), a New York corporation, is the direct beneficial owner of 190,384 Series L Shares. All such Series K Shares and Series L Shares are held in one or more advisory accounts. Barings LLC ("Barings"), a Delaware limited liability company and wholly-owned indirect subsidiary of MassMutual, acts as investment adviser to these advisory accounts, and as such may also be deemed to be the beneficial owner of the Shares reported herein.
  
  (2) The Series K Shares and Series L Shares are part of a single class of the Issuer's preferred equity securities known as Mandatory Redeemable Preferred Shares ("MRPS"), so the Series K Shares and Series L Shares are combined together in this Schedule 13G and the percentage stated herein is calculated based on the Issuer's total outstanding number of MRPS as of April 21, 2025, as reported in the Issuer's Post-Effective Amendment No. 30 to its Registration Statement on Form N-2 filed with the Securities and Exchange Commission on April 29, 2025.

## Item 1. Issuer
Name of issuer: CION Ares Diversified Credit Fund
Address of issuer's principal executive offices: 100 Park Avenue, 25th Floor, New York, New York, 10017

## Item 2. Person Filing
Name of person filing: Barings LLC
Address of principal business office or, if none, residence:
300 South Tryon Street
Suite 2500
Charlotte, North Carolina 28202
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,800,000 Shares
Percent of class: 8.88%, based on 42,800,000 shares of MRPS outstanding as of April 21, 2025, as reported in the Issuer's Post-Effective Amendment to Registration Statement on Form N-2 filed on April 29, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,800,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,800,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Schedule 13G is filed by Barings, the investment adviser of the MassMutual, Ascend, Martello Re, Banner and William Penn advisory accounts that acquired the securities to which this Schedule 13G applies.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Barings is filing this Schedule 13G pursuant to Rule 240.13d-1(b)(1)(ii)(E) as the investment adviser of the MassMututal, Ascend, Martello Re, Banner and William Penn advisory accounts that acquired the securities to which this Schedule 13G applies.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BARINGS LLC: /s/ Melissa LaGrant, Melissa LaGrant, Managing Director (08/13/2025)